RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

RECEIVED
2009 OCT 20 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 9, 2009

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 9, 2009 forwarding therewith the shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended September 30, 2009.

Copies of the above letters are enclosed for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

09047123

dlw 10/20

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 9, 2009

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended September 30, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 9, 2009

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended September 30, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above